UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS Financial Partners Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,753,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,753,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS Steven Piaker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,753,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,753,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS Manu Rana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,753,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,753,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS Napier Park Global Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,753,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,753,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 090043100

1	NAMES OF REPORTING PERSONS Napier Park Global Capital (US), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,753,167
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,753,167

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,753,167
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

Bill.com Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1810 Embarcadero Road, Palo Alto, California 94303

Item 2(a).	Names of Persons Filing:

This statement is filed by Financial Partners Fund I, L.P. (“FPF”), Steve Piaker (“Mr. Piaker”), Manu Rana (“Mr. Rana”), Napier Park Global Capital GP, LLC (“GP LLC”), and Napier Park Global Capital (US), L.P. (“US LP”, and together with FPF, Mr. Piaker, Mr. Rana, and GP LLC, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For each Reporting Person:

280 Park Avenue, 3rd Floor, New York, New York 10017

Item 2(c).	Citizenship:

For each of Mr. Rana and Mr. Piaker, the United States of America. For each of FPF, GP LLC, and US LP, Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

090043100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The ownership percentages are based on 70,554,392 outstanding shares of Common Stock as reported in the Issuer’s prospectus filed on December 12, 2019.

FPF directly holds 4,753,167 shares of Common Stock. GP LLC is the general partner of FPF, and has delegated management responsibility to US LP, under the supervision of Mr. Rana and Mr. Piaker. Accordingly, the Reporting Persons share voting and dispositive power over 4,753,167 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

FINANCIAL PARTNERS FUND I, L.P.

By:	/s/ Manu Rana

Name:	Manu Rana
Title:	Managing Director

/s/ Manu Rana
MANU RANA

/s/ Steve Piaker
STEVE PIAKER

NAPIER PARK GLOBAL CAPITAL GP LLC
By:	Napier Park Global Capital Delaware LLC, as its managing member

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director

NAPIER PARK GLOBAL CAPITAL (US), L.P.

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director

EXHIBIT 1

AGREEMENT

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: February 13, 2020

FINANCIAL PARTNERS FUND I, L.P.

By:	/s/ Manu Rana

Name:	Manu Rana
Title:	Managing Director

/s/ Manu Rana
MANU RANA

/s/ Steve Piaker
STEVE PIAKER

NAPIER PARK GLOBAL CAPITAL GP LLC
By:	Napier Park Global Capital Delaware LLC, as its managing member

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director

NAPIER PARK GLOBAL CAPITAL (US), L.P.

By:	/s/ Jeffrey Traum

Name:	Jeffrey Traum
Title:	Managing Director